Exhibit 99.1

Successful Flow Test for Triceratops-3

Antelope-4 side track penetrates reservoir

SINGAPORE and PORT MORESBY, Papua New Guinea, Sept. 18, 2015 /PRNewswire/ -- InterOil Corporation's (NYSE:IOC) (POMSoX:IOC) Triceratops-3 appraisal well in Petroleum Retention License 39 in Papua New Guinea has flowed gas at 17.1 million standard cubic feet a day and condensate at an average of 200.3 barrels a day.

Stabilized flow rates were obtained over several five-hour intervals and were measured through a 72/64" choke with the flow constrained by tubing. The well reached a total depth of 2,090 meters (6,856 feet) MDRT*.

InterOil Chief Executive Dr Michael Hession said the result was pleasing and underscored the region's prospectivity.

"We are excited by the well results and the enhanced development optionality that Triceratops gas can provide," he said.

Antelope-4 side track

The Antelope-4 side track appraisal well in Petroleum Retention License 15 has intersected the reservoir 36 meters (118 feet) higher than the original Antelope-4 penetration.

The well is being prepared for casing before drilling through the reservoir.

*Measured depth from the rig rotary table

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. Well test results should be considered as preliminary. The well log interpretations indicating gas accumulation are not necessarily indicative of future production or ultimate recovery. There is no assurance that reserves will be assigned to such fields. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2014 on Form 40-F and its Annual Information Form for the year ended 31 December 2014. In particular, Papua New Guinea has no established market for natural gas or gas condensate and we cannot guarantee that gas or gas condensate from the fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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